Exhibit 16

June 6, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of the Form 8-K dated June 6, 2007, filed by the Big Lots Savings Plan and have the following comments:

1.                 We agree with the statements made in the second sentence of the second paragraph and with the statements made in the third and fourth paragraphs.

2.                 We have no basis on which to agree or disagree with the statements made in the first paragraph, the statements made in the first and third sentences of the second paragraph, or with the statements made in the fifth paragraph.

Yours truly,

DELOITTE & TOUCHE LLP

Dayton, Ohio